04006205

PE
9-30-03

RECD S.E.C.
JAN 2 7 2004
1086

ARS

THE GLOBAL LEADER IN CMP TECHNOLOGY

Cabot Microelectronics

Annual Report 2003

PROCESSED
JAN 3 0 2004
THOMSON
FINANCIAL

Cabot Microelectronics: delivering solid financial performance through a sustained industry downturn.



'99	'00	'01	'02	'03
$98.7	**$181.2**	**$227.2**	**$235.2**	**$251.7**

REVENUE
(in millions)



'99	'00	'01	'02	'03
$19.1	**$46.8**	**$62.4**	**$60.0**	**$56.1**

OPERATING INCOME
(in millions)



'99	'00	'01	'02	'03
$0.65	**$1.39**	**$1.72**	**$1.66**	**$1.53**

EARNINGS PER SHARE

(Amounts in thousands, except per share amounts)	**2003**	2002	Increase (Decrease)
SELECTED STATEMENT OF INCOME DATA:			
Revenue	**$251,665**	$235,165	7%
Gross profit	**127,396**	122,098	4%
Operating income	**56,094**	59,960	(6%)
Net income	**37,733**	40,685	(7%)
Diluted net income per share	**$ 1.53**	$ 1.66	(8%)
Shares used in computing diluted net income per share	**24,665**	24,565	0%
SELECTED BALANCE SHEET DATA:			
Total assets	**$315,617**	$258,385	22%
Net property, plant and equipment	**133,695**	132,264	1%
Stockholders' equity	**271,773**	213,506	27%

When we are asked to define Cabot Microelectronics, we often describe *what* we do—develop, manufacture and supply high-performance polishing slurries and pads for chemical mechanical planarization (CMP), an enabling step in the manufacturing process of the world's most advanced integrated circuit (IC) devices and data storage components.

But, like any successful organization, *defining* Cabot Microelectronics requires much more than just describing our business activities. Indeed, we think that we are best defined by our many distinctive strengths—our global leadership position in CMP slurries; our technological

expertise and capability that help our customers improve their performance and extend their technologies, thereby enabling the growth of our industry; our performance-driven partnerships with major customers around the world; and our commitment to striving for flawless execution in all aspects of our operations.

These are the attributes that truly define Cabot Microelectronics, setting us apart in our industry and solidly positioning our Company to excel.

To Our Shareholders, Customers and Employees:

As I rejoin Cabot Microelectronics, I am both excited and energized by the opportunity to lead this successful, best-in-class organization at what I believe is a pivotal point in its growth story. Over the past decade, Cabot Microelectronics has become the global leader in CMP slurries, and as we have evolved, we have helped shape our industry. Our numerous technological breakthroughs have significantly advanced CMP technology and our commitment to working closely with our customers has helped make CMP broadly understood and employed by every major IC manufacturer in the world. As a result, today's CMP technology is far ahead of where it was a few years ago.

Our strong position presents our Company with a number of compelling business opportunities, which we are working to leverage by driving improvement across our entire organization. We are developing our technologies and products so that we can advance our leadership position in CMP and transfer our expertise in fine finish polishing to other promising businesses. We are continuing to enhance our relationships with customers so that we can collaborate more closely with them to identify and address their next-generation needs. We are improving and expanding our infrastructure so that we can stay ahead of fast-paced industry changes and capture opportunities in the rapidly growing Asian market. We are developing our people, processes and systems so that we can continue to set the industry standard for quality and service. We are accomplishing all this while maintaining our long-held cost management discipline that has enabled us to deliver solid financial results on a consistent basis even through the sustained industry downturn of the last several years. All of these initiatives are fundamental to our Company's overriding goal—to generate increasing value for our shareholders.

As we enter fiscal 2004, Cabot Microelectronics is successfully pursuing all of these improvement paths. In so doing, we are capitalizing on the strong market opportunity that the CMP consumables business continues to offer. This opportunity is driven by a number of factors. First, CMP creates value for our customers. Since CMP enables IC manufacturers to improve their leading-edge chip production, increase their yields and decrease their production costs, CMP usage has grown even through the industry downturn. Second, CMP is necessary to produce the most advanced ICs, the volume of which is growing as manufacturers increase their efforts to develop smaller, more powerful ICs. Third, the number of CMP process steps is increasing. The most sophisticated ICs include intricate circuitry that requires more CMP process steps to be performed on each wafer than are needed for older technology. This, in turn, requires the use of more CMP materials. Finally, we believe that the fine finish polishing competency that we have developed for the CMP process has applications outside of the IC industry. Our Company is already pursuing these opportunities, such as in the data storage marketplace, and we continue to explore other businesses in which our expertise can add value.

Forging Ahead

Cabot Microelectronics became independent in fiscal 2000 shortly before the IC industry began its prolonged downturn. Since then, under the guidance of former President and Chief Executive Officer, Dr. Matthew Neville, we have successfully met the challenges presented by the downturn, and we have progressed. We have extended our geographic reach, developed our global infrastructure, advanced our technological capabilities, expanded our product line and generated sound financial results. In short, our Company has not only demonstrated our ability to perform well under pressure, but has also established a solid platform to excel as market conditions appear to improve.

Today, Cabot Microelectronics is a unique company: We are the world leader in the development, manufacture and supply of high-performance CMP polishing slurries for IC applications, and the only publicly traded "pure-play" CMP technology provider in the industry. We are a technological pioneer, with the finest team of scientists and the most extensive R&D program in our field, as well as a track record for adding value to our customers' manufacturing processes. We serve a large and demanding customer base, which includes virtually every major IC manufacturer in the world. We uphold stringent quality standards that have earned us a reputation for superior execution. We operate according to high standards of ethics and corporate governance. We have a healthy balance sheet that gives us the flexibility to pursue promising market opportunities as they emerge. Above all, we have a world-class team of employees, whose capabilities, diligence, loyalty, integrity and passion have greatly impressed me and given me tremendous confidence in our Company's future.

Moving forward, through fiscal 2004 and beyond, we will draw on these strengths to continue our momentum. We will apply our technological expertise to develop leading-edge products for our customers and to pursue new business areas. We will leverage our global infrastructure to forge closer customer relationships and to capitalize on opportunities in Asia. And we will improve our operations so that we can continue to set the industry quality standard. In all of these efforts, we will seek to return increased value to you—our shareholders, customers and employees.

William P. Noglows
Chairman, President and Chief Executive Officer



We are the global leader in the development of leading-edge CMP slurries for IC manufacturers, and are the only publicly traded "pure-play" company in the industry.





We are the CMP industry's R&D pioneer, with the most resources channeled to the advancement of CMP science.

Cabot Microelectronics is well known for its commitment to developing and extending CMP technology through intensive R&D efforts, regardless of marketplace conditions. Over the years, this dedication has enabled us to advance our understanding of CMP science, to build substantial technological capabilities, and to assemble a team of the most highly skilled scientists and applications experts in the industry. As a result, today Cabot Microelectronics is the clear leader in the development of CMP slurries for advanced IC devices, with the broadest product selection and the most robust R&D program of any company in our industry.

As the IC industry continues to evolve, our R&D expertise is becoming increasingly important. Consumers are demanding smaller electronic products with more functionality and greater speed. These shifts are prompting IC manufacturers to produce smaller and more complex IC devices, thus requiring more CMP steps used in each production process, new and more precisely engineered CMP materials, and new manufacturing techniques. These trends are driving greater customization and specialization in our products, enabled by our broad and deep R&D expertise.

These trends are also creating growth opportunities, which Cabot Microelectronics is well positioned to leverage. In fiscal 2003, we collaborated with our customers to do just that. One of our most important accomplishments was the launch of SiLECT™ products, a groundbreaking new product line for direct shallow trench isolation (STI) applications. Direct STI electrically isolates adjoining transistors on an IC device. Our direct STI slurry reduces the number of manufacturing steps for our customers compared to traditional STI and provides significant value to our customers. We also continued to strengthen our copper business, battling the growing competition in this arena by building on the well-established position of our iCue® products. Copper technology in IC production has presented our customers with significant technical challenges, but we have been successful in introducing value-added solutions.

While new and emerging IC technologies like copper are changing the face of the industry, the "classic" technologies of tungsten and glass oxide are still used extensively around the globe. What's more, we expect that both of these technologies will continue to be important within the CMP arena. With this in mind, we are actively working to improve our existing product offerings for these applications and to develop new, higher performing products.

We also took steps to strengthen our data storage business and significantly expand our commitment to this business. When we entered data storage polishing in 1999, we did so by launching a high-performance product for use in the second polishing step of the two steps that compose the data storage polishing process. In fiscal 2003, we not only improved this product, but we also launched an exciting new technology for the first step of the polishing process.









We are a strong partner who cultivates performance-driven customer relationships with virtually every major IC manufacturer in the world.

Just as today's more sophisticated technology makes our customers' business more exacting, rigorous and complex, it also creates new demands for Cabot Microelectronics. As a result, our customers need us to be more than just a supplier of CMP products. They need us to be a partner who can work with them to improve their performance, facilitate their introduction of next generation products, and be at the forefront of technical advances within the industry. We are sharply focused on being that partner, and in fiscal 2003, we took steps to develop closer, more direct relationships with our clients; to streamline their qualification processes; to improve their yields; and to eliminate unnecessary manufacturing steps.

Our focus on developing greater intimacy with our customers was at the heart of these initiatives. We laid the groundwork for this in fiscal 2002 when we announced that we would sell directly to our customers and cease use of a distributor in Europe, Singapore and Malaysia. In fiscal 2003, we executed this shift seamlessly, building more direct and personal relationships with our customers in these regions, and positioning us to partner with them more closely than ever before. We also expanded our global sales and marketing force, adding teams in China, Japan and Taiwan that are enabling us to enhance our service to our customers. This strategy has already translated into added value, as our employee teams have helped a number of our customers expedite their development processes and realize manufacturing efficiencies.

We are also adding value for our customers by helping them to achieve greater precision in broader aspects of IC manufacturing. We have spent the past several years working to develop a line of custom-engineered polishing pads, optimized with our slurry formulations. In fiscal 2003, we realized an important step in this objective, marketing a high-performance pad in collaboration with a third party. Bearing the Epic® name, this pad has already produced improved results for a number of customers. We also entered into a technology licensing and co-marketing arrangement with another third party that provides us access to innovative "window" technology for polishing pads, which is essential in a growing number of leading edge CMP applications. Under this arrangement we are developing, manufacturing and selling "window" pads enabling us to provide technically optimized pads for use on a specific toolset. We are continuing our internal efforts to develop other pad technologies, with a goal of developing a complete portfolio of pads that work optimally with each of our unique slurry formulations to deliver better performance for our customers.



We are a unified, quality-focused organization intent on achieving superior execution in our operations.

The IC industry has one of the most stringent performance requirements of any business in the world. Our customers work tirelessly to develop IC devices that are smaller, more powerful and less expensive to produce than their predecessors. The only way that they can succeed is to have exceptionally precise and consistent manufacturing processes.

We respond to these requirements by driving continuous improvement in every facet of our operations—from product development to manufacturing to logistics to support. This effort demands that we design our products with an eye on their ability to be manufactured precisely and consistently. It also requires that we work closely with our raw materials suppliers to assure tight control of their processes. We achieve superior manufacturing by utilizing statistical tools that help to eliminate variation and give us control over each step of the manufacturing process. We also use technological tools that enable us to prevent problems before they occur. Finally, we maintain a keen focus on the future so that we can respond rapidly to new customer needs.

In fiscal 2003, we increased all of these efforts, and we continued to strengthen our Total Quality Management (TQM) program. Under this program, we are taking steps to analyze, upgrade and standardize processes within our Company so that we can maintain appropriate quality control as we continue to expand. As part of this initiative, we have implemented professional training tools to develop our employees and to ensure that they are able to represent Cabot Microelectronics as a seamless, quality-driven, service-oriented organization to our customers, suppliers and partners around the world. We are also continuing to develop our business systems, leveraging the new integrated business platform we put in place in the last fiscal year to increase efficiencies and assure global consistency of our products and services.

We believe that these investments give Cabot Microelectronics a unique competitive advantage. Moreover, we are confident that they are essential to positioning our Company to leverage the many exciting opportunities in our industry, as well as to continue to be the supplier of choice for the world's top IC device manufacturers.

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA—FIVE YEAR SUMMARY

(Amounts in thousands, except per share amounts)	2003	2002	*Year Ended September 30,* 2001	2000	1999
Consolidated Statement of Income Data:					
Revenue	$251,665	$235,165	$227,192	$181,156	$98,690
Cost of goods sold	124,269	113,067	108,419	86,290	48,087
Gross profit	127,396	122,098	118,773	94,866	50,603
Operating expenses:					
Research and development	41,516	33,668	25,805	19,762	14,768
Selling and marketing	11,221	9,667	8,757	7,594	4,932
General and administrative	18,225	17,458	21,054	19,974	11,107
Litigation settlement	—	1,000	—	—	—
Amortization of intangibles	340	345	718	718	720
Total operating expenses	71,302	62,138	56,334	48,048	31,527
Operating income	56,094	59,960	62,439	46,818	19,076
Other income (expense), net	(27)	763	1,049	130	—
Income before income taxes	56,067	60,723	63,488	46,948	19,076
Provision for income taxes	18,334	20,038	21,586	16,446	6,796
Net income	$ 37,733	$ 40,685	$ 41,902	$ 30,502	$12,280
Basic earnings per share	$ 1.55	$ 1.68	$ 1.76	$ 1.44	$ 0.65
Weighted average basic shares outstanding	24,401	24,160	23,824	21,214	18,990
Diluted earnings per share	$ 1.53	$ 1.66	$ 1.72	$ 1.39	$ 0.65
Weighted average diluted shares outstanding	24,665	24,565	24,327	21,888	18,990
Cash dividends per share	$ 0.00	$ 0.00	$ 0.00	$ 3.71	$ 0.00

	2003	2002	*As of September 30,* 2001	2000	1999
Consolidated Balance Sheet Data:					
Current assets	$179,112	$123,283	$ 96,454	$ 59,053	$26,120
Property, plant and equipment, net	133,695	132,264	97,426	71,873	40,031
Other assets	2,810	2,838	2,801	5,180	4,123
Total assets	$315,617	$258,385	$196,681	$136,106	$70,274
Current liabilities	$ 28,916	$ 30,571	$ 26,366	$ 24,200	$ 7,775
Long-term debt	—	3,500	3,500	3,500	—
Other long-term liabilities	14,928	10,808	528	844	422
Total liabilities	43,844	44,879	30,394	28,544	8,197
Stockholders' equity	271,773	213,506	166,287	107,562	62,077
Total liabilities and stockholders' equity	$315,617	$258,385	$196,681	$136,106	$70,274

Certain amounts in the prior fiscal years have been reclassified to conform with the current year presentation.

This Annual Report, including the following "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact are forward-looking. In particular, the statements herein regarding industry or general economic prospects or trends, our future results of operations or financial position and statements preceded by, followed by or that include the words "intends," "estimates," "plans," "believes," "expects," "anticipates," "should," "could," or similar expressions, are forward-looking statements. Forward-looking statements reflect our current expectations and are inherently uncertain. Our actual results may differ significantly from our expectations. We assume no obligation to update this forward-looking information. The section entitled "Factors Affecting Future Operating Results" of our Annual Report on Form 10-K describes some, but not all, of the factors that could cause these differences.

The following discussion and analysis should be read in conjunction with our historical financial statements and the notes to those financial statements, and our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K.

Overview

Cabot Microelectronics Corporation ("Cabot Microelectronics," "the Company," "us," "we," or "our") is the leading supplier of high-performance polishing slurries used in the manufacture of the most advanced integrated circuit ("IC") devices within the semiconductor industry, in a process called chemical mechanical planarization ("CMP"). CMP is a polishing process used by IC device manufacturers to planarize or flatten many of the multiple layers of material that are built upon silicon wafers, and is a necessary step in the production of advanced ICs. Planarization is a polishing process that uses CMP slurries and pads to level, smooth and remove excess material from the surfaces of these layers. CMP slurries are liquid formulations that facilitate and enhance this polishing process and generally contain engineered abrasives and proprietary chemicals. CMP pads are typically flat engineered "disks" made of polymeric materials that help to distribute and transport the slurry to the surface of the wafer and distribute it across the wafer.

CMP enables IC device manufacturers to produce smaller, faster and more complex IC devices with fewer defects. We believe CMP will become increasingly important in the future as manufacturers continue to shrink the size of these devices and to improve their performance. Our CMP products are used for a number of applications, such as polishing insulating layers, the tungsten plugs that go through the insulating layers and connect the multiple wiring layers of IC devices, and copper wiring. In addition, we have developed and sell CMP slurries for polishing certain components in hard disk drives, specifically rigid disk substrates and magnetic heads, and we believe we are one of the leading suppliers in this area. We are continuing to develop slurries for new applications such as direct shallow trench isolation, used to electrically isolate adjoining transistors. In addition, we operate as a value-added reseller of polishing pads and are developing our own polishing pads for use in the CMP process.

Prior to our initial public offering in April 2000, we operated as a division of Cabot Corporation ("Cabot Corporation"), a global chemical manufacturing company based in Boston, Massachusetts. Following our initial public offering, Cabot Corporation owned approximately 80.5 percent of Cabot Microelectronics. In September 2000, Cabot Corporation effected the spin-off of Cabot Microelectronics by distributing 0.280473721 shares of our common stock as a dividend on each outstanding share of Cabot Corporation common stock outstanding on September 13, 2000, or an aggregate of 18,989,744 shares of our common stock.

Basis of Presentation

The following "Management's Discussion of Results of Operations" contains financial comparisons with prior periods that are affected by certain agreements entered into with Cabot Corporation during the fiscal year ended September 30, 2002. The effects of these agreements on the comparison of operating results are disclosed in the discussion that follows.

Critical Accounting Policies and Estimates

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as disclosures included elsewhere in this Annual Report, are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingencies. On an ongoing basis, we evaluate the estimates used, including those related to product returns, bad debts, inventory valuation, impairments of tangible and intangible assets, income taxes, warranty obligations, other accruals, contingencies and litigation. We base our estimates on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources, as well as identifying and assessing our accounting treatment with respect to commitments and contingencies.

Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies involve more significant judgments and estimates used in the preparation of the consolidated financial statements.

We maintain an allowance for doubtful accounts for estimated losses resulting from the potential inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We maintain a warranty reserve which provides for the estimated cost of product returns based upon historical experience and any known conditions or circumstances. Our warranty obligation is affected primarily by product that does not meet specifications and performance requirements and any related costs of addressing such matters.

We value inventory at the lower of cost or market and write down the value of inventory for estimated obsolescence or unmarketable inventory. An inventory reserve is maintained based upon a historical percentage of actual inventory written off and for known conditions and circumstances. Should actual product marketability and raw material fitness for use be affected by conditions that are different from those projected by management, revisions to the estimated inventory reserve may be required. Also, the purchase cost of one of our key raw materials from one supplier changes significantly based on the total quantity of in-specification product purchased in a given fiscal year. During interim periods we determine inventory valuation and the amount charged to cost of goods sold for this raw material from this supplier based on the expected average cost over the entire fiscal year using our current full year forecast of purchases of this raw material from this supplier.

We have entered into unconditional purchase obligations, which include noncancelable purchase commitments and take-or-pay arrangements with suppliers. We review our agreements and make an assessment of the likelihood of a shortfall in purchases and determine if it is necessary to record a liability.

In accordance with the provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148") and No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we have elected to account for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. We disclose the summary of pro forma effects to reported net income as if we had elected to recognize compensation cost based on the fair value of stock-based awards to employees of Cabot Microelectronics as prescribed by SFAS 123.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenue of certain line items included in our historical statements of income:

	Year Ended September 30,		
	2003	2002	2001
Revenue	100.0%	100.0%	100.0%
Cost of goods sold	49.4	48.1	47.7
Gross profit	50.6	51.9	52.3
Research and development	16.5	14.3	11.4
Selling and marketing	4.5	4.1	3.9
General and administrative	7.2	7.4	9.3
Litigation settlement	—	0.4	—
Amortization of intangibles	0.1	0.1	0.3
Operating income	22.3	25.5	27.4
Other income, net	—	0.3	0.5
Income before income taxes	22.3	25.8	27.9
Provision for income taxes	7.3	8.5	9.5
Net income	15.0%	17.3%	18.4%

YEAR ENDED SEPTEMBER 30, 2003 VERSUS YEAR ENDED SEPTEMBER 30, 2002

REVENUE

Total revenue was $251.7 million in 2003, which represented a 7.0%, or $16.5 million, increase from 2002. Of this increase, $9.7 million was due to a 4.1% increase in volume and $6.8 million was due to increased weighted average selling prices driven by improved sales mix. Revenue related to copper products increased 25% over the prior year. Fiscal 2003 revenue would have been $1.7 million lower had the Japanese Yen average exchange rate for the year held constant with the prior year average. Also, in June 2003, we began selling directly to customers in Europe, Singapore and Malaysia. These customers previously had been serviced through Metron, a third party distributor. During this transition period we discontinued sales to Metron while they drew down their inventory of our products, which we believe resulted in an adverse revenue impact of $3.7 million during our third quarter of fiscal 2003.

We did not see a significant improvement in demand driven by our customers' end markets in fiscal year 2003, as a lack of corporate information technology spending appears to have weighed heavily on the PC and computer-related markets. We also experienced continued competition and pricing pressure this fiscal year and expect these factors to continue. As we begin our fiscal year 2004, we see some encouraging signs in the semiconductor industry. Overall semiconductor sales appear to be on an upward trend, with growth in the leading technologies even more pronounced. Although overall semiconductor sales appear to be on an upward trend, the continued uncertainty in the semiconductor industry and the worldwide economy make it difficult for us to predict future revenue trends.

Cost of Goods Sold

Total cost of goods sold was $124.3 million in 2003, which represented an increase of 9.9% or $11.2 million from 2002. Of this increase, $4.6 million was due to higher sales volume, $4.6 million was due to higher average costs per gallon associated with meeting our customers' more stringent product quality requirements and $2.0 million was due to a charge related to the remaining minimum purchase obligation of a raw material supply agreement for a polishing pad technology that was previously under development but is no longer being pursued. Our total cost of this supply agreement was $2.9 million in fiscal 2003, compared to $0.8 million in the prior fiscal year. We do not expect to incur any additional costs with respect to this agreement.

The increase in cost of goods sold were partially offset by the absence of the Rippey royalty payments which ended in August 2002, following the expiration of a contingent payment arrangement with Rippey resulting from our 1995 acquisition of selected assets used or created in connection with the development and sale of polishing slurries. We had made payments under this agreement of 2.5% of applicable slurry revenue from July 1995 through our last payment in August 2002.

With respect to the key raw materials used to make our products, we expect that the cost of fumed silica we purchase from Cabot Corporation used in the manufacture of CMP slurries will continue to increase according to the terms of our existing fumed metal oxide agreement with Cabot Corporation, which provides for a fixed annual increase in the price of silica of 2.0% of the initial price and additional price adjustments corresponding to Cabot Corporation's raw material cost increases or decreases. Also, under the fumed alumina supply agreement with Cabot Corporation, the overall price of fumed alumina fluctuates since it is based on all of Cabot Corporation's fixed and variable costs for producing the fumed alumina, plus its capital costs for expanding its capacity, plus an agreed upon rate of return on investment, plus incentive payments if more than a certain amount of fumed alumina per year is produced that meets our specifications.

Our need for additional quantities of key raw materials in the future has required and will continue to require that we enter into new supply arrangements with third parties. We may enter into arrangements in the future that could result in costs which are higher than those in the existing agreements. We also expect to continue to invest in our Operations Excellence initiative to improve our manufacturing capabilities to meet our customers' increasing product performance requirements.

Gross Profit

Our gross profit as a percentage of total revenue was 50.6% in 2003 as compared to 51.9% in 2002. The decrease in gross profit resulted primarily from an increase in manufacturing costs to support our customers' increasing quality requirements, pricing pressure from certain key customers and our recognition of the minimum purchase obligation referred to above. In the near term, we expect gross profit will be in the 50% range, plus or minus 2%, as we continue to add staffing and make improvements in manufacturing processes.

Research and Development

Total research and development expenses were $41.5 million in 2003, which represented an increase of 23.3% or $7.8 million, from 2002. Research and development expense increased $1.6 million due to increased staffing, $1.7 million due to higher wafer purchases and $2.7 million due to depreciation and operating costs of our R&D facility and other new equipment. Since the R&D facility was opened during the prior fiscal year, 2002 does not represent a full year of depreciation and operating costs related to the facility. An additional $1.0 million increase resulted from allocating certain common facility operating costs to R&D. These costs had previously been treated as general and administrative expense prior to the R&D facility construction. Additional costs were incurred in technical service support and other areas to support the overall increase in R&D activities. R&D efforts were mainly related to new and enhanced CMP products including slurry products for copper applications, new CMP polishing pad technology and advanced chemistry and particle technology.

Selling and Marketing

Selling and marketing expenses were $11.2 million in 2003, which represented an increase of 16.1%, or $1.6 million, over 2002. The increase resulted primarily from higher staffing costs associated with our increased customer support initiatives including our transition to selling direct to customers in Europe, Singapore and Malaysia, rather than through a distributor.

General and Administrative

General and administrative expenses were $18.2 million in 2003, which represented an increase of 4.4%, or $0.8 million, from 2002. Increases include depreciation of our business information systems, higher directors and officers liability insurance premiums of $1.2 million and increased staffing costs of $0.6 million. These increases were partially offset by a $0.8 million reduction in legal and professional expenses, primarily due to the absence of legal fees associated with the Rodel litigation, discussed further below, a decrease in facilities charges due to the change in allocation of certain common facility operating costs described under Research and Development and the absence of a $0.2 million noncash charge related to the modification of a former director's stock option agreement in fiscal 2002.

Litigation Settlement

During the second fiscal quarter of 2002, we settled all pending patent infringement litigation with Rodel, which resulted in a one-time payment of $1.0 million. Under the settlement agreement, we received a fully paid-up, worldwide royalty-free license to all technology that was the subject of the litigation and their foreign equivalents, and we have no further financial obligation with respect to this matter.

Amortization of Intangibles
Amortization of intangibles was $0.3 million in 2003 and 2002.

Other Income, Net
Other expense was negligible in 2003 compared to $0.8 million of other income in 2002. The decrease in other income in 2003 is due to the absence of foreign exchange gains recorded in the prior year resulting from the strengthening of the Japanese Yen, which were partially offset by a payment made to Cabot Corporation in 2002 as reimbursement for certain capital improvements made to equipment used to supply us with raw materials, which is no longer in service.

Provision for Income Taxes
The effective income tax rate was 32.7% in 2003 and 33.0% in 2002. The decrease in the effective tax rate was due to an increase in tax credits from expanded research and experimentation activities.

Net Income
Net income was $37.7 million in 2003, which represented a decrease of 7.3%, or $3.0 million, from 2002 as a result of the factors discussed above.

YEAR ENDED SEPTEMBER 30, 2002 VERSUS
YEAR ENDED SEPTEMBER 30, 2001

Revenue
Total revenue was $235.2 million in 2002, which represented a 3.5%, or $8.0 million, increase from 2001. Of this increase, $5.2 million was due to a 2.3% increase in volume and $2.8 million was due to increased weighted average selling prices. Revenue related to copper products increased 115% over the prior year. Fiscal 2002 revenue would have been $2.0 million higher had the Japanese Yen average exchange rate for the year held constant with the prior year average. Total revenue in the second half of fiscal 2002 increased 32% over the first half of the year. We believe this was primarily due to higher production by our customers as a result of improvement in IC device inventories, which appeared to return to more normal levels during 2002.

Cost of Goods Sold
Total cost of goods sold was $113.1 million in 2002, which represented an increase of 4.3% or $4.6 million from 2001. Of this increase, $2.5 million was due to higher sales volume and $2.1 million was due to higher weighted average costs per gallon. The cost of fumed silica we purchase from Cabot Corporation increased according to the terms of our existing fumed metal oxide agreement with Cabot Corporation, which provides for a fixed annual increase in the price of silica of 2.0% of the initial price and additional increases based upon an increase in Cabot Corporation's raw material costs. In order to meet certain of our needs for fumed alumina given the anticipated growth in sales of fumed alumina based slurries, in December 2001, we entered into a fumed alumina supply agreement with Cabot Corporation and an amendment to the fumed metal oxide agreement with respect to its fumed alumina terms. The terms of this agreement, along with those contained in the amendment to the fumed metal oxide agreement, were retroactive to October 2001 and our average cost per pound for alumina from Cabot Corporation since that time is higher than paid previously under the original fumed metal oxide agreement. Had we paid this higher average cost per pound for all fumed alumina purchased in fiscal 2001, cost of goods sold in that period would have increased by approximately $1.0 million.

During fiscal 2002, certain costs decreased following the final payment in August 2002 associated with the expiration of a contingent payment arrangement with Rippey resulting from our 1995 acquisition of selected assets used or created in connection with the development and sale of polishing slurries. We had made payments under this agreement of 2.5% of applicable slurry revenue from July 1995 through our last payment in August 2002.

Gross Profit
Our gross profit as a percentage of total revenue was 51.9% in 2002 as compared to 52.3% in 2001. The decrease in gross profit resulted primarily from an increase in fixed manufacturing costs offset partially by an increase in weighted average selling prices.

Research and Development
Total research and development expenses were $33.7 million in 2002, which represented an increase of 30.5% or $7.9 million, from 2001. Research and development expense increased $2.3 million due to increased staffing, $2.0 million due to higher wafer purchases and $1.5 million due to depreciation and operating costs of our new R&D facility, which opened in April 2002. An additional $1.1 million increase resulted from allocating certain common facility operating costs to R&D. These costs had previously been treated as general and administrative expense prior to the R&D facility addition to our existing office building. Key activities during the year involved the continued development of new and enhanced CMP products, with a significant focus on slurries for polishing copper, and new CMP polishing pad technology.

Selling and Marketing
Selling and marketing expenses were $9.7 million in 2002, which represented an increase of 10.4%, or $0.9 million, over 2001. The increase was primarily due to increased staffing in North America.

General and Administrative

General and administrative expenses were $17.5 million in 2002, which represented a decrease of 17.1%, or $3.6 million, from 2001. The decrease was primarily due to the absence of $0.7 million of stock compensation and other costs associated with an executive leaving the business in fiscal 2001, a net decrease in noncash charges related to modifications of stock option agreements of $0.7 million, reduced relocation and recruiting costs of $0.5 million, decrease in professional fees of $0.7 million, decrease in facilities charges of $1.5 million due to the change in allocation of certain common facility operating costs described under Research and Development and a net decrease in the provision for doubtful accounts of $0.9 million. These reductions were partially offset by an increase in depreciation of $1.4 million associated with administrative areas of the R&D facility addition.

Litigation Settlement

During the second fiscal quarter of 2002, we settled all pending patent infringement litigation with Rodel, which resulted in a one-time payment of $1.0 million. Under the settlement agreement, we received a fully paid-up, worldwide royalty-free license to all technology that was the subject of the litigation and their foreign equivalents, and we have no further financial obligation with respect to this matter.

Amortization of Intangibles

Amortization of intangibles was $0.3 million in 2002 compared to $0.7 million in 2001. The reduction of approximately $0.4 million occurred as we adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," effective October 1, 2001, which required the amortization of goodwill to be discontinued and that goodwill be instead tested for impairment at least annually.

Other Income, Net

Other income was $0.8 million in 2002, compared to $1.0 million in 2001. The decrease of approximately $0.2 million was primarily due to $0.7 million of interest expense from capital leases entered into during fiscal 2002, a payment of $0.3 million to Cabot Corporation in reimbursement for certain capital improvements made to equipment used to supply us with material that is no longer in use, and the absence of $0.2 million interest income on accounts receivable balances. These decreases were almost entirely offset by unrealized foreign exchange gains resulting from the strengthening of the Japanese Yen and increased interest income due to higher cash balances over the prior year.

Provision for Income Taxes

The effective income tax rate was 33.0% in 2002 and 34.0% in 2001. The decrease in the effective tax rate was mainly due to an increase in tax credits from expanded research and experimentation activities.

Net Income

Net income was $40.7 million in 2002, which represented a decrease of 2.9%, or $1.2 million, from 2001 as a result of the factors discussed above.

Liquidity and Capital Resources

We had cash flows from operating activities of $47.6 million in 2003, $53.5 million in 2002 and $62.5 million in 2001. Our cash provided by operating activities in 2003 originated from net income from operations of $37.7 million and noncash items of $27.1 million, which were partially offset by a net increase in working capital of $17.2 million. Working capital increased primarily in customer receivables due to higher sales levels, our transition from a distributor to selling direct in Europe, Singapore and Malaysia, extension of payment terms to a limited number of customers and also due to a stronger Japanese Yen. Inventory also increased to support the higher level of sales and income taxes shifted from a payable to a refundable position driven mainly by research and experimentation tax credits. Our principal funding requirements have been for additions to property, plant and equipment that support the expansion of our business and technological capability.

In 2003, cash flows used in investing activities were $14.5 million, primarily due to $16.4 million in purchases of additional production-related equipment, establishment of 300 mm polishing capability and for metrology tools to support increased polishing capacity in our Class 1 clean room. These capital expenditures were partially offset by $1.9 million in cash received from the sale of assets, of which $1.8 million related to the January 2003 sale of our distribution center and land in Ansung, South Korea, which is described more fully below. In 2002, cash flows used in investing activities were $35.3 million, primarily due to the construction and completion of our new research and development facility in Aurora, Illinois, and equipping the facility with additional research and development equipment. We also purchased additional production-related equipment to be used in Aurora, Illinois and invested in the development and implementation of our business information system. In 2001, cash flows used in investing activities were $35.3 million, primarily related to the capacity expansion of our Geino, Japan facility and construction of our new Aurora, Illinois research and development facility.

We had cash flows from financing activities of $8.5 million in 2003 which resulted from the issuance of common stock of $12.8 million for the exercise of stock options and to a much lesser extent, the Employee Stock Purchase Plan, offset by a $3.5 million loan repayment, which is described below, and principal payments of $0.7 million made under capital lease obligations. We had cash flows from financing activities of $3.6 million in 2002 which resulted from the issuance of common stock of $4.5 million for both the exercise of stock options and the Employee Stock Purchase Plan, offset partially by principal payments of $0.9 million made under capital lease obligations. In 2001 cash flows from financing activities of $10.4 million resulted from the exercise of stock options and issuance of shares under our Employee Stock Purchase Plan.

In February 2003, we prepaid the entire $3.5 million unsecured term loan that had been funded on the basis of the Illinois State Treasurer's Economic Program which had been due in April 2005 and had incurred interest at an annual rate of 4.68%. No gain or loss was recognized with respect to the prepayment. As a result of this prepayment, we have no outstanding long-term debt.

In July 2001, we entered into a $75.0 million unsecured revolving credit and term loan facility with a group of commercial banks and in February 2002 and August 2003, this agreement was amended with no material changes in terms. On November 24, 2003, the existing agreement was terminated and replaced with an amended and restated unsecured revolving credit facility of $50.0 million with an option to increase the facility by up to $30.0 million. Under this agreement, which terminates in November 2006, but can be renewed for two one-year terms, interest accrues on any outstanding balance at either the institution's base rate or the eurodollar rate plus an applicable margin. A non-use fee also accrues. Loans under this facility are anticipated to be used primarily for general corporate purposes, including working capital and capital expenditures. The credit agreement also contains various covenants. No amounts are currently outstanding under this credit facility and we believe we are currently in compliance with the covenants.

We estimate that our total capital expenditures in fiscal year 2004 will be approximately $22.0 million, approximately $0.3 million of which we have already spent as of October 31, 2003. Our major capital expenditures in 2004 are currently expected to be:

- approximately $8.0 million to equip a clean room in the Asia Pacific region;
- approximately $5.0 million for advanced clean room equipment, polishing and other equipment primarily for use in our Aurora, IL research and development facility; and
- approximately $9.0 million for general expansion of operations.

As our business needs in South Korea have changed, in November 2002 we entered into a purchase and sale agreement with a third party to sell our distribution center and land in Ansung, South Korea. The sale was completed in January 2003, and the final proceeds approximated the net book value of the assets sold.

We believe that cash generated by our operations and available borrowings under our revolving credit facility will be sufficient to fund our operations and expected capital expenditures for the foreseeable future. However, we plan to expand our business and continue to improve our technology and, to do so, we may be required to raise additional funds in the future through public or private equity, debt financing or other arrangements.

OFF-BALANCE SHEET ARRANGEMENTS

At September 30, 2003 and 2002, we did not have any unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which might have been established for the purpose of facilitating off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following summarizes our contractual obligations at September 30, 2003 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

CONTRACTUAL OBLIGATIONS

(In millions)	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$ 0.0	$ 0.0	$ 0.0	$0.0	$0.0
Capital lease obligations	9.1	1.7	3.0	2.2	2.2
Operating leases	0.9	0.4	0.3	0.1	0.1
Purchase obligations	58.6	32.0	16.6	6.7	3.3
Other long-term liabilities	2.1	0.0	1.1	0.0	1.0
Total contractual obligations	$70.7	$34.1	$21.0	$9.0	$6.6

CAPITAL LEASE OBLIGATIONS

In December 2001, we entered into a fumed alumina supply agreement with Cabot Corporation. Under this agreement, Cabot Corporation expanded its capacity in Tuscola, Illinois for the manufacture of fumed alumina. Payments by us with respect to capital costs for the facility have been treated as a capital lease for accounting purposes and the present value of the minimum quarterly payments of approximately $0.3 million resulted in a $9.8 million lease obligation and $9.8 million related leased asset. The agreement has an initial five-year term, which expires in 2006, but we can choose to renew the agreement for another five-year term, which would expire in 2011. We also can choose to not renew the agreement subject to certain terms and conditions and the payment of certain costs, after the initial five-year term.

In January 2002, we entered into a CMP tool and polishing consumables transfer agreement with a third party under which we agreed to transfer polishing consumables to them in return for a CMP polishing tool. The polishing tool has been treated as a capital lease and the aggregate fair market value of the polishing consumables resulted in a $2.0 million lease obligation. The term of the agreement is approximately three years, expiring in November 2004.

Operating Leases
We lease certain vehicles, warehouse facilities, office space, machinery and equipment under cancelable and noncancelable operating leases, most of which expire within ten years and may be renewed by us.

Purchase Obligations
Purchase obligations include our take-or-pay arrangements with suppliers, and purchase orders and other obligations entered into in the normal course of business regarding the purchase of goods and services. In the fourth quarter of fiscal 2003, we recorded a $2.0 million liability for a raw material supply agreement for a polishing pad technology that was previously under development, but is no longer being pursued. Our total obligation with respect to this agreement is $2.2 million, of which $1.1 million is recorded in current liabilities and shown in the preceding table under purchase obligations and $1.1 million is included in other long-term liabilities, which is discussed below.

We operate under an amended fumed metal oxide agreement with Cabot Corporation for the purchase of two key raw materials, fumed silica and fumed alumina. We are obligated to purchase at least 90% of our six-month volume forecast of fumed silica from Cabot Corporation and must pay for the shortfall if we purchase less than that amount. We currently anticipate meeting minimum forecasted purchase volume requirements. Also, under our fumed alumina supply agreement with Cabot Corporation we are obligated to pay certain fixed, capital and variable costs through December 2006. This agreement has an initial five-year term, but we can choose to renew the agreement for another five-year term, which would expire in December 2011. If we do not renew the agreement, we will become subject to certain terms and conditions and the payment of certain costs. Purchase obligations include $23.5 million of contractual commitments based upon our anticipated renewal of the agreement through December 2011.

We have an agreement with a toll manufacturer pursuant to which the manufacturer performs certain agreed-upon dispersion services. We have agreed to purchase minimum amounts of services per year and to invest approximately $0.2 million per year in capital improvements or other expenditures to maintain capacity at the manufacturer's dispersion facility. The initial term of the agreement expires in October 2004, with automatic one-year renewals, and contains a 90-day cancellation clause executable by either party. We are obligated to make a termination payment if the agreement is not renewed. Purchase obligations include $14.3 million of contractual commitments related to this agreement.

We have a distribution agreement with an existing supplier of polishing pads to the semiconductor industry pursuant to which the supplier sells product to us for our resale to end users. The initial term of the contract runs through September 2007 and we are required to make certain agreed-upon purchases in order to maintain the agreement. Included in purchase obligations is $5.9 million for product which we are required and intend to purchase by September 2004. We currently anticipate meeting minimum forecasted purchase requirements for periods subsequent to September 2004. We have the ability to cancel the agreement at any time with no cancellation fee.

In June 2003, we entered into a technology licensing and co-marketing agreement with a semiconductor equipment manufacturer under which we plan to develop, manufacture and sell polishing pads utilizing endpoint detection window technology licensed from the manufacturer for use on the manufacturer's equipment. Under this agreement, we are obligated to pay $6.6 million for the purchase of capital equipment, approximately one year of certain marketing and technical support services, and equipment services. As of September 30, 2003, we have paid $4.6 million of this balance. In addition, we are obligated to supply this manufacturer with free polishing pads, up to an agreed upon dollar amount, for particular uses over a seven-year period. We currently estimate our total cost associated with these products will be $2.2 million over the remaining period. We are also obligated to supply the equipment manufacturer with polishing pads, up to an agreed upon dollar amount over the seven-year period, which the manufacturer will purchase from us at our cost. We will also pay a royalty to the equipment manufacturer and, in certain circumstances, to another party to whom we are a sub-licensee under our agreement, based upon net revenue earned with respect to commercial sales of polishing pads covered under the agreement. The agreement's term lasts as long as the patents on the technology subject to the license agreement remain valid and enforceable.

Other Long-Term Liabilities
Other long-term liabilities include the $1.1 million long-term portion of the $2.2 million total purchase obligation discussed above, that we recorded for a raw material supply agreement for a polishing pad technology that was previously under development, but is no longer being pursued.

Non-Audit Services Performed by External Auditors
Pursuant to Section 10A(i)(2) of the Securities Exchange Act of 1934, as added by Section 202 of the Sarbanes-Oxley Act of 2002, we are responsible for disclosing to investors the non-audit services approved by our Audit Committee to be performed by PricewaterhouseCoopers LLP, our external auditor. Non-audit services are defined in the law as services other than those provided in connection with an audit or a review of the financial statements of the Company. During the period covered by this filing our Audit Committee preapproved the following non-audit services, which subsequently were or are being performed by PricewaterhouseCoopers LLP: (1) tax compliance and research and experimentation credit consultations; (2) tax compliance and consultations related to our foreign operations; and (3) tax consultations with respect to our Equity Incentive Plan and other compensation plans.

Website Access to Reports

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, definitive proxy statements on Form 14a, current reports on Form 8-K, and any amendments to those reports, are made available free of charge on our Company website at "www.cabotcmp.com" as reasonably practicable after such reports are filed with the Securities and Exchange Commission (SEC). Statements of charges in beneficial ownership of our securities on Form 4 by our executive officers and directors are made available on our Company website by the end of the business day following the submissions to the SEC of such filings. In addition, the SEC's website, www.sec.gov, contains reports, proxy statments, and other information regarding reports that we file electronically with the SEC.

Code of Ethics

We have adopted a code of business conduct for all of our employees and directors, including our principal executive officer, other executive officers, principal financial officer and senior financial personnel. A copy of our code of business conduct is available free of charge on our Company website at "www.cabotcmp.com". We intend to post on our website any material changes to, or waiver from our code of business conduct, if any, within two days of any such event.

Quantitative and Qualitative Disclosures About Market Risk

EFFECT OF CURRENCY EXCHANGE RATES AND EXCHANGE RATE RISK MANAGEMENT

We conduct business operations outside of the United States through our foreign operations. Our foreign operations maintain their accounting records in their local currencies. Consequently, period to period comparability of results of operations is affected by fluctuations in exchange rates. The primary currencies to which we have exposure are the Japanese Yen and, to a lesser extent, the British Pound and the Euro. From time to time we enter into forward contracts in an effort to manage foreign currency exchange exposure. However, we may be unable to hedge these exposures completely. Approximately 15% of our revenue is transacted in currencies other than the U.S. dollar. We do not currently enter into forward exchange contracts or other derivative instruments for speculative or trading purposes.

MARKET RISK AND SENSITIVITY ANALYSIS FOREIGN EXCHANGE RATE RISK

During the third and fourth fiscal quarters of 2002, we had a foreign exchange exposure related to a note receivable from our wholly-owned subsidiary denominated in Japanese Yen which resulted in unrealized foreign exchange gains of $1.5 million. In the fourth fiscal quarter of 2002, we hedged this exposure. We continue to hedge this exposure and believe that our exposure to foreign currency exchange rate risk on this note is not material.

We have performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign exchange rates. As of September 30, 2003, the analysis demonstrated that such market movements would not have a material adverse effect on our consolidated financial position, results of operations or cash flows over a one-year period. Actual gains and losses in the future may differ materially from this analysis based on changes in the timing and amount of foreign currency rate movements and our actual exposures.

REPORT OF INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS

To the Board of Directors and Stockholders of
Cabot Microelectronics Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cabot Microelectronics Corporation and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
October 21, 2003, except for paragraph 2 of Note 7, as to which the date is November 24, 2003

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	*Year Ended September 30,* 2003	2002	2001
Revenue	$251,665	$235,165	$227,192
Cost of goods sold	124,269	113,067	108,419
Gross profit	127,396	122,098	118,773
Operating expenses:			
Research and development	41,516	33,668	25,805
Selling and marketing	11,221	9,667	8,757
General and administrative	18,225	17,458	21,054
Litigation settlement	—	1,000	—
Amortization of intangibles	340	345	718
Total operating expenses	71,302	62,138	56,334
Operating income	56,094	59,960	62,439
Other income (expense), net	(27)	763	1,049
Income before income taxes	56,067	60,723	63,488
Provision for income taxes	18,334	20,038	21,586
Net income	$ 37,733	$ 40,685	$ 41,902
Basic earnings per share	$ 1.55	$ 1.68	$ 1.76
Weighted average basic shares outstanding	24,401	24,160	23,824
Diluted earnings per share	$ 1.53	$ 1.66	$ 1.72
Weighted average diluted shares outstanding	24,665	24,565	24,327

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)	*September 30,* 2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$111,318	$ 69,605
Accounts receivable, less allowance for doubtful accounts of $585 at September 30, 2003 and $667 at September 30, 2002	37,564	26,082
Inventories	23,814	21,959
Prepaid expenses, income taxes refundable and other current assets	4,010	2,654
Deferred income taxes	2,406	2,983
Total current assets	179,112	123,283
Property, plant and equipment, net	133,695	132,264
Goodwill	1,373	1,373
Other intangible assets, net	595	935
Other long-term assets	842	530
Total assets	$315,617	$258,385
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 12,521	$ 11,748
Capital lease obligations	1,716	1,585
Accrued expenses, income taxes payable and other current liabilities	14,679	17,238
Total current liabilities	28,916	30,571
Long-term debt	—	3,500
Capital lease obligations	7,452	8,865
Deferred income taxes	5,384	1,514
Deferred compensation and other long-term liabilities	2,092	429
Total liabilities	43,844	44,879
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Common stock:		
Authorized: 200,000,000 shares, $0.001 par value		
Issued and outstanding: 24,712,740 shares at September 30, 2003 and 24,254,819 shares at September 30, 2002	25	24
Capital in excess of par value of common stock	131,913	114,116
Retained earnings	138,858	101,125
Accumulated other comprehensive gain (loss)	1,187	(1,688)
Unearned compensation	(210)	(71)
Total stockholders' equity	271,773	213,506
Total liabilities and stockholders' equity	$315,617	$258,385

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands)	Year Ended September 30, 2003	2002	2001
Cash flows from operating activities:			
Net income	$ 37,733	$ 40,685	$ 41,902
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,732	12,009	7,787
Noncash compensation expense and non-employee stock options	(13)	475	1,822
Provision for inventory writedown	1,352	517	902
Provision for doubtful accounts	121	(154)	781
Stock option income tax benefits	4,822	2,059	6,587
Deferred income taxes	4,447	1,756	(394)
Unrealized foreign exchange gain	(1,535)	(1,504)	—
Raw material supply obligation	1,959	—	—
Loss on disposal of property, plant and equipment	50	98	131
Other noncash items, net	198	(109)	—
Changes in operating assets and liabilities:			
Accounts receivable	(10,855)	713	1,892
Inventories	(2,045)	(4,429)	(2,827)
Prepaid expenses and other assets	(378)	(1,255)	1,196
Accounts payable, accrued liabilities and other current liabilities	(324)	158	2,997
Income taxes payable, deferred compensation and other noncurrent liabilities	(3,680)	2,481	(232)
Net cash provided by operating activities	47,584	53,500	62,544
Cash flows from investing activities:			
Additions to property, plant and equipment	(16,396)	(35,259)	(35,328)
Proceeds from the sale of property, plant and equipment	1,861	—	2
Net cash used in investing activities	(14,535)	(35,259)	(35,326)
Cash flows from financing activities:			
Prepayments of long-term debt	(3,500)	—	—
Net proceeds from issuance of stock	12,761	4,500	10,390
Principal payments under capital lease obligations	(742)	(857)	—
Net cash provided by financing activities	8,519	3,643	10,390
Effect of exchange rate changes on cash	145	44	98
Increase in cash	41,713	21,928	37,706
Cash and cash equivalents at beginning of year	69,605	47,677	9,971
Cash and cash equivalents at end of year	$111,318	$ 69,605	$ 47,677
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 14,420	$ 14,028	$ 15,059
Cash paid for interest	$ 882	$ 869	$ 304
Supplemental disclosure of noncash investing and financing activities:			
Issuance of restricted stock	$ 275	$ 10	$ 660
Assets acquired under capital leases (Note 8)	$ 114	$ 11,770	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Common Stock, $0.001 Par Value	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Unearned Compensation	Total
Balance at September 30, 2000	$24	$ 88,290	$ 18,538	$ 792		$ (82)	$107,562
Exercise of stock options		8,746					8,746
Tax benefit on stock options exercised		6,587					6,587
Issuance of Cabot Microelectronics restricted stock under employee compensation plans		660				(660)	0
Amortization of unearned compensation on restricted stock						421	421
Issuance of stock options to non-Cabot Microelectronics employees		106					106
Issuance of Cabot Microelectronics stock under Employee Stock Purchase Plan		1,651					1,651
Modification of stock award grants		1,295					1,295
Net income			41,902		$41,902		
Net unrealized loss on derivative instruments				(632)	(632)		
Foreign currency translation adjustment				(1,351)	(1,351)		
Total comprehensive income					$39,919		39,919
Balance at September 30, 2001	24	107,335	60,440	(1,191)		(321)	166,287
Exercise of stock options		3,169					3,169
Tax benefit on stock options exercised		2,059					2,059
Amortization of unearned compensation on restricted stock						260	260
Issuance of Cabot Microelectronics restricted stock under deposit share plan		30				(10)	20
Issuance of stock options to non-Cabot Microelectronics employees		37					37
Issuance of Cabot Microelectronics stock under Employee Stock Purchase Plan		1,308					1,308
Modification of stock award grants		178					178
Net income			40,685		$40,685		
Net unrealized gain on derivative instruments				32	32		
Foreign currency translation adjustment				(529)	(529)		
Total comprehensive income					$40,188		40,188
Balance at September 30, 2002	24	114,116	101,125	(1,688)		(71)	213,506
Exercise of stock options	1	11,556					11,557
Tax benefit on stock options exercised		4,822					4,822
Amortization of unearned compensation on restricted stock						18	18
Issuance of Cabot Microelectronics restricted stock under employee compensation plans		265				(199)	66
Issuance of Cabot Microelectronics restricted stock under deposit share plan		30				(10)	20
Forfeiture of Cabot Microelectronics restricted stock		(89)				89	—
Reverse amortization related to restricted stock forfeited						(37)	(37)
Issuance of stock options to non-Cabot Microelectronics employees		6					6
Issuance of Cabot Microelectronics stock under Employee Stock Purchase Plan		1,207					1,207
Net income			37,733		$37,733		
Net unrealized gain on derivative instruments				34	34		
Foreign currency translation adjustment				2,841	2,841		
Total comprehensive income					$40,608		40,608
Balance at September 30, 2003	$25	$131,913	$138,858	$ 1,187		$(210)	$271,773

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except share and per share amounts)

1. Background and Basis of Presentation

We believe we are the leading supplier of high performance polishing slurries used in the manufacture of the most advanced integrated circuit ("IC") devices, within a process called chemical mechanical planarization ("CMP"). CMP is a polishing process used by IC device manufacturers to planarize many of the multiple layers of material that are built upon silicon wafers to produce advanced devices.

Cabot Microelectronics, which was incorporated in October 1999 and formed from the assets of Cabot Corporation's Microelectronics Materials Division, completed its initial public offering in April 2000. In September 2000, we became a wholly independent entity upon Cabot Corporation's spin-off of its remaining ownership ("spin-off") in us by its distribution of 0.280473721 shares of Cabot Microelectronics common stock as a dividend on each share of Cabot Corporation common stock.

The consolidated financial statements have been prepared by Cabot Microelectronics Corporation ("Cabot Microelectronics," "the Company," "us," "we," or "our"), pursuant to the rules of the Securities and Exchange Commission ("SEC") and accounting principles generally accepted in the United States of America. We operate predominantly in one industry segment—the development, manufacture, and sale of CMP polishing slurries. The consolidated financial statements include the accounts of Cabot Microelectronics and its subsidiaries and all intercompany transactions and balances between the companies have been eliminated.

2. Summary of Significant Accounting Policies

CASH AND CASH EQUIVALENTS

We consider investments in all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost, determined on the first-in, first-out (FIFO) basis, or market. Finished goods and work in process inventories include material, labor and manufacturing overhead costs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation is based on the following estimated useful lives of the assets using the straight-line method:

Buildings	20–25 years
Machinery and equipment	5–10 years
Furniture and fixtures	5–10 years
Information systems	3–5 years
Assets under capital leases	5–10 years

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized and depreciated over the remaining useful lives. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations. Costs related to internal use software are capitalized in accordance with AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets were acquired in connection with a July 1995 purchase of selected assets (see Note 3). Other intangible assets consist of trade secrets and know-how, distribution rights and customer lists. Goodwill has historically been amortized on a straight-line basis over 10 years. Effective October 1, 2001, we adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with the statement, we ceased amortizing goodwill and perform impairment tests at least annually. We determined that goodwill was not impaired as of September 30, 2003. Intangible assets continue to be amortized over their estimated useful lives.

IMPAIRMENT OF LONG-LIVED ASSETS

We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. We believe that no material impairment exists at September 30, 2003.

FOREIGN CURRENCY TRANSLATION

Our operations in Europe and Asia operate primarily in local currency. Accordingly, all assets and liabilities of these operations are translated using exchange rates in effect at the end of the year, and revenue and costs are translated using weighted average exchange rates for the year. The related translation adjustments are reported in Comprehensive Income in stockholders' equity. Gains and losses resulting from foreign currency transactions are recorded in the statements of income for all periods presented.

FOREIGN EXCHANGE MANAGEMENT

We transact business in various foreign currencies, primarily the Japanese Yen, British Pound and the Euro. Our exposure to foreign currency exchange risks has not been significant because a significant portion of our foreign sales are denominated in U.S. dollars. However, we have entered into forward contracts in an effort to manage foreign currency exchange exposure regarding our receivable and payable positions

(In thousands, except share and per share amounts)

denominated in foreign currencies, and in fiscal 2001, commitments for construction costs associated with our Geino, Japan expansion. The purpose of our foreign currency management activity is to mitigate the risk that eventual cash flow requirements from significant foreign currency commitments or transactions may be adversely affected by changes in exchange rates from the commitment or transaction date through the settlement date. We do not currently use derivative financial instruments for trading or speculative purposes.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The recorded amounts of cash, accounts receivable and accounts payable approximate their fair values.

CONCENTRATION OF CREDIT RISK

Financial instruments that subject us to concentrations of credit risk consist principally of accounts receivable. We perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral to secure accounts receivable. Our exposure to credit risk associated with nonpayment is affected principally by conditions or occurrences within the semiconductor industry and global economy. We historically have not experienced material losses relating to accounts receivables from individual customers or groups of customers and maintain an allowance for doubtful accounts based on an assessment of the collectibility of such accounts.

The portion of revenue from customers who represented more than 10% of revenue were as follows:

	Year Ended September 30,		
	2003	2002	2001
Marketech	28%	24%	21%
Intel	15%	16%	14%

Marketech is a distributor we use in Taiwan and China.

The two customers above accounted for 30.3% and 26.7% of net accounts receivable at September 30, 2003 and 2002, respectively.

REVENUE RECOGNITION

Revenue is recognized upon completion of delivery obligations, provided acceptance and collectibility are reasonably assured. A provision for the estimated warranty cost is recorded at the time revenue is recognized based on our historical experience.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

INCOME TAXES

Deferred income taxes are determined based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Provisions are made for the U.S. and any non-U.S. deferred income tax liability or benefit.

STOCK-BASED COMPENSATION

We have adopted the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148") effective December 2002. SFAS 148 amends the Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the methods of accounting for stock-based employee compensation and the effect of the method used on reported results. As permitted by SFAS 148 and SFAS 123, we continue to apply the accounting provisions of Accounting Principles Board ("APB") Opinion Number 25, "Accounting for Stock Issued to Employees," and related interpretations, with regard to the measurement of compensation cost for options granted under the Cabot Microelectronics Corporation Amended and Restated 2000 Equity Incentive Plan ("Equity Incentive Plan") and shares issued under our Employee Stock Purchase Plan. All options granted had an exercise price equal to the market value of the underlying common stock on the date of grant and no employee compensation expense has been recorded. See Note 13 to consolidated financial statements for a discussion of the assumptions used in the option valuation model and estimated fair value for employee stock options.

Had expense been recognized using the fair value method described in SFAS 123, using the Black-Scholes option-pricing model, we would have reported the following results of operations:

	Year Ended September 30,		
	2003	2002	2001
Net income, as reported	$ 37,733	$ 40,685	$41,902
Deduct: total stock-based compensation expense determined under the fair value method, net of tax	(16,531)	(12,494)	(9,322)
Pro forma net income	$ 21,202	$ 28,191	$32,580
Earnings per share:			
Basic—as reported	$ 1.55	$ 1.68	$ 1.76
Basic—pro forma	$ 0.87	$ 1.17	$ 1.37
Diluted—as reported	$ 1.53	$ 1.66	$ 1.72
Diluted—pro forma	$ 0.86	$ 1.15	$ 1.34

EARNINGS PER SHARE

Basic earnings per share is calculated based on the weighted average shares of common stock outstanding during the period, and diluted earnings per share is calculated based on the weighted average of common stock outstanding, plus the dilutive effect of stock options, calculated using the treasury stock method.

COMPREHENSIVE INCOME

Comprehensive income differs from net income due to foreign currency translation adjustments and net unrealized gains and losses on derivative instruments.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149") which applies to contracts entered into or modified after June 30, 2003. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." We do not expect the adoption of SFAS 149 will have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") which improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. Examples of such financial instruments include mandatorily redeemable shares, put options and forward purchase contracts that may require the issuer to buy back some of its shares in exchange for cash or other assets and obligations that can be settled with shares. We currently do not hold these types of financial instruments.

3. *Goodwill and Other Intangible Assets*

In July 1995, we acquired selected assets used or created in connection with the development and sale of polishing slurries. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price of $9,800 was allocated to the net assets acquired based on their estimated fair values. Identifiable intangible assets, consisting primarily of trade secrets and know-how, distribution rights, customer lists and workforce in place, were valued at $4,300 and were amortized on a straight-line basis over their estimated useful lives of 7–10 years. The excess of purchase price over the fair value of the net assets acquired (goodwill) was approximately $2,800. Effective October 2001, we adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," which resulted in the reclassification of a portion of intangible assets regarding workforce in place to goodwill. We determined that the resulting unamortized goodwill balance was not impaired. In accordance with the statement, we ceased amortizing goodwill and perform impairment tests at least annually. In addition to the purchase price, we also made contingent payments in the amount of 2.5% of applicable slurry revenue. These payments were recorded and paid on a monthly basis and are included in cost of goods sold. In fiscal 2002 we finished making these contingent payments, which completely terminated our obligation under this contract.

Goodwill of $1,373, as of September 30, 2003, was unchanged from September 30, 2002.

The components of intangible assets are as follows:

	September 30, 2003	
	Gross Carrying Amount	Accumulated Amortization
Trade secrets and know-how	$2,550	$2,105
Distribution rights, customer lists and other	1,000	850
Total intangible assets	$3,550	$2,955

	September 30, 2002	
	Gross Carrying Amount	Accumulated Amortization
Trade secrets and know-how	$2,550	$1,850
Distribution rights, customer lists and other	1,000	765
Total intangible assets	$3,550	$2,615

Estimated future amortization expense for fiscal 2004 and fiscal 2005 are $340 and $255, respectively.

4. *Inventories*

Inventories consisted of the following:

	September 30,	
	2003	2002
Raw materials	$13,327	$13,779
Work in process	1,110	1,173
Finished goods	9,377	7,007
Total	$23,814	$21,959

(In thousands, except share and per share amounts)

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	September 30, 2003	2002
Land	$ 13,511	$ 13,705
Buildings	55,571	55,458
Machinery and equipment	72,237	61,492
Furniture and fixtures	4,623	4,657
Information systems	9,926	8,740
Capital leases	11,884	11,770
Construction in progress	8,622	3,758
Total property, plant and equipment	176,374	159,580
Less: accumulated depreciation and amortization of assets under capital leases	(42,679)	(27,316)
Net property, plant and equipment	$133,695	$132,264

Depreciation expense, including amortization of assets recorded under capital leases, was $15,392, $11,667 and $7,069 for the years ended September 30, 2003, 2002 and 2001, respectively.

6. Accrued Expenses, Income Taxes Payable and Other Current Liabilities

Accrued expenses, income taxes and other current liabilities consisted of the following:

	September 30, 2003	2002
Raw material accruals	$ 2,305	$ 851
Accrued compensation	7,743	8,302
Warranty accrual	836	858
Fixed asset accrual	579	1,375
Income taxes payable	—	2,662
Other	3,216	3,190
Total	$14,679	$17,238

We record actual warranty expense in cost of goods sold in the period in which warranty claims occur. We calculate our warranty reserve shown above using historical experience and any known conditions or circumstances, and we perform periodic reviews of our warranty reserve requirements and make appropriate adjustments to the reserve as necessary. Adjustments to the warranty reserve affect cost of goods sold. Our warranty obligation is affected primarily by product that does not meet specifications and performance requirements and any related costs of addressing such matters. Our warranty reserve requirements decreased during fiscal 2003 as follows:

Balance as of September 30, 2002	$858
Net change	(22)
Balance as of September 30, 2003	$836

7. Long-Term Debt

In February 2003, we prepaid the entire $3,500 unsecured term loan that had been funded on the basis of the Illinois State Treasurer's Economic Program which had been due in April 2005 and had incurred interest at an annual rate of 4.68%. No gain or loss was recognized with respect to the prepayment. As a result of this prepayment, we have no outstanding long-term debt.

In July 2001, we entered into a $75,000 unsecured revolving credit and term loan facility with a group of commercial banks and in February 2002 and August 2003, this agreement was amended with no material changes in terms. On November 24, 2003, the existing agreement was terminated and replaced with an amended and restated unsecured revolving credit facility of $50,000 with an option to increase the facility by up to $30,000. Under this agreement, which terminates in November 2006, but can be renewed for two one-year terms, interest accrues on any outstanding balance at either the institution's base rate or the eurodollar rate plus an applicable margin. A non-use fee also accrues. Loans under this facility are anticipated to be used primarily for general corporate purposes, including working capital and capital expenditures. The credit agreement also contains various covenants. No amounts are currently outstanding under this credit facility and we believe we are currently in compliance with the covenants.

8. Capital Lease Obligations

In December 2001, we entered into a fumed alumina supply agreement with Cabot Corporation under which we agreed to pay Cabot Corporation for the expansion of a fumed alumina manufacturing facility in Tuscola, Illinois. The payments for the facility have been treated as a capital lease for accounting purposes and the present value of the minimum quarterly payments resulted in a $9,776 lease obligation and related leased asset. The agreement has an initial five-year term, which expires in 2006, but we can choose to renew the agreement for another five-year term, which expires in 2011. We also can choose not to renew the agreement subject to certain terms and conditions and the payment of certain costs, after the initial five-year term.

In January 2002, we entered into a CMP tool and polishing consumables transfer agreement with a third party under which we agreed to transfer polishing consumables to them in return for a CMP polishing tool. The polishing tool has been treated as a capital lease for accounting purposes and is valued based on the aggregate fair market value of the polishing consumables, which resulted in a $1,994 lease obligation. The agreement has approximately a three-year term, which expires in November 2004.

In July 2003, we entered into a leasing arrangement for forklift trucks. The lease has a five-year term with a bargain purchase option at the end of the term. The forklift trucks have been treated as a capital lease for accounting purposes, resulting in a $114 lease obligation and related leased asset.

9. Derivatives

In the first quarter of fiscal 2001, we adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

During fiscal 2001, we entered into two cash flow hedges to cover commitments involving construction contracts associated with our Geino, Japan expansion. The adoption of SFAS 133 resulted in a reduction to comprehensive income for the twelve months ended September 30, 2001 of $632. We reclassify losses currently in other comprehensive income associated with the cash flow hedges into earnings in the same period or periods in which the related assets affect earnings, which resulted in a gain in other comprehensive income of $34 and $32 in fiscal 2003 and fiscal 2002, respectively. There were no other significant derivatives as of September 30, 2003.

At September 30, 2003, we had one forward contract selling Japanese Yen related to an intercompany note with one of our subsidiaries in Japan and for the purpose of hedging the risk associated with a net transactional exposure in Japanese Yen.

10. Deferred Compensation

Under the Directors' Deferred Compensation Plan, which became effective in March 2001, all of our non-employee directors have elected to defer their compensation to future periods. In June 2003, this plan was amended to require that payment of deferred amounts be made only in the form of Cabot Microelectronics common shares. Amounts deferred under the plan were $481 and $136 as of September 30, 2003 and 2002, respectively. We do not currently maintain a deferred compensation plan for employees.

11. Savings Plan and Other Incentive Compensation Plans

Effective in May 2000, we adopted the Cabot Microelectronics Corporation 401(k) Plan (the "401(k) Plan") covering substantially all eligible employees meeting certain minimum age and eligibility requirements, as defined by the 401(k) Plan. Participants may make elective contributions up to 15% of their eligible salary. All amounts contributed by participants and earnings on these contributions are fully vested at all times. The 401(k) Plan provides for matching and fixed nonelective contributions by the Company. Under the 401(k) Plan, the Company will match 100% of the first four percent of the participant's eligible compensation and 50% of the next two percent of the participant's eligible compensation, subject to limitations required by government laws or regulations. Under the 401(k) Plan, all employees, even non-participants, will receive a contribution by the Company in an amount equal to 4% of eligible compensation. Participants and employees are 100% vested in all Company contributions. The Company's expense for the defined contribution plan totaled $2,924, $2,043 and $1,693 for the periods ending September 30, 2003, 2002 and 2001, respectively.

Effective in May 2000, we adopted the Cabot Microelectronics Corporation Supplemental Employee Retirement Plan ("SERP") covering all eligible employees as defined by the SERP. Under the SERP, the Company contributes up to 4% of these individuals' eligible compensation. The purpose of the SERP is to provide for the deferral of the Company contribution to certain highly compensated employees as defined under the provision of the Employee Retirement Income Security Act ("ERISA") of 1974. All amounts contributed by the Company and earnings on these contributions are fully vested at all times. The Company's expense for the SERP was de minimis for periods ending September 30, 2003, 2002 and 2001, respectively.

12. Employee Stock Purchase Plan

In March 2000, Cabot Microelectronics adopted an Employee Stock Purchase Plan ("ESPP") and authorized up to 475,000 shares of common stock to be purchased under the plan. The ESPP allows all full and certain part-time employees of Cabot

(In thousands, except share and per share amounts)

Microelectronics and its subsidiaries to purchase shares of our common stock through payroll deductions. Employees can elect to have up to 10% of their annual earnings withheld to purchase our stock, subject to certain other criteria. The shares are purchased at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. A total of 32,132, 30,248 and 75,790 shares were issued under the ESPP during fiscal 2003, 2002 and 2001, respectively.

13. Equity Incentive Plans

In March 2000, our Board of Directors and Cabot Corporation's Board of Directors adopted the Company's 2000 Equity Incentive Plan (the "Plan"), which was approved by Cabot Corporation as the sole stockholder of Cabot Microelectronics. Our Board of Directors amended the Plan in September 2000 and in December 2000, amended and restated the Plan, which was then approved by our stockholders in March 2001. The Board and stockholders approved 6,500,000 shares of common stock to be granted under the Plan, subject to adjustment for stock splits and similar events. The Board made an additional non-material amendment to the Plan in June 2003. The Plan allows for the granting of three types of equity incentive awards: Restricted Stock, Stock Options, and Substitute Awards. According to the Plan, all employees, directors, consultants and advisors of the Company and its subsidiaries are eligible for awards under the Plan, which awards will be awarded subject to applicable Award Agreements. The Plan is administered by the Compensation Committee of the Cabot Microelectronics Board of Directors.

RESTRICTED STOCK

Under the Plan, employees and non-employees are granted shares of restricted stock at the discretion of the Compensation Committee. In general, shares of restricted stock may not be sold, assigned, transferred, pledged, disposed of or otherwise encumbered. Generally, under our Award Agreements to date for restricted stock, restrictions have lapsed over a two-year period with one-third becoming unrestricted immediately at the date of grant and the remaining restrictions lapsing over a two-year period. Holders of restricted stock have all the rights of stockholders, including voting and dividend rights, subject to the above restrictions. In no event shall the Company issue more than 875,000 shares of restricted stock under the Plan. Restricted shares may also be purchased and placed "on deposit" by executive level employees under the 2001 Deposit Share Plan. Shares purchased under this Deposit Share Plan receive a 50% match in restricted shares, which vest over a three-year period, and are subject to forfeiture upon early withdrawal of deposit shares.

In fiscal 2003, we issued 636 restricted shares at $47.04 under the Deposit Share Plan and 4,400 restricted shares to an employee at $60.24. In fiscal 2002, we issued 369 restricted shares at $81.16 under the Deposit Share Plan and no other restricted shares were granted during the fiscal year. In fiscal 2001, we granted 10,000 shares of restricted stock to an employee at $39.19 per share and 4,000 shares of restricted stock to an employee at $67.07 per share, of which the 1,334 shares that were still restricted were forfeited upon the employee's resignation in October 2002. This forfeiture resulted in a reversal of previously recognized compensation expense of $37, which was recorded in fiscal 2003 and offset compensation expense in that year of $18. Compensation expense associated with restricted stock awards was $260 and $421 for fiscal 2002 and 2001, respectively. In fiscal 2003, unearned compensation of $209 was partially offset by the reversal of $89 due to the previously mentioned forfeiture. In fiscal 2002, $10 was recorded as unearned compensation. The number of shares subject to restrictions were 5,405, 5,037 and 10,168 at September 30, 2003, 2002 and 2001, respectively.

STOCK OPTIONS

Under the Plan, employees and non-employees may be granted incentive stock options ("ISO") to purchase common stock at not less than the fair value on the date of grant, and non-qualified stock options ("NQSO"), as determined by the Compensation Committee and set forth in an applicable Award Agreement. The Plan provides that the term of the option may be as long as ten years. Options granted during fiscal 2003 and 2002 generally provided for a ten-year term, with options vesting equally over a four-year period, with first vesting on the anniversary date of the grant. Options granted in 2001 generally provided for a seven-year term and also vested over a four-year period. No more than 1,750,000 ISO shares may be issued under the Plan, and none have been granted to date.

In fiscal 2003, no compensation expense was recorded with respect to stock options. In fiscal 2002, we recorded compensation expense of $178 associated with revised stock option agreements involving a former director. In fiscal 2001, we recorded compensation expense of $1,295 associated with revised stock option agreements involving a former director and a former employee.

The following tables relate to stock options outstanding as of September 30, 2003:

	Stock Options	Weighted Average Exercise Price
Outstanding at September 30, 2000	1,256,430	$20.44
Granted	1,218,176	64.29
Exercised	(397,963)	21.98
Canceled	(49,655)	41.76
Outstanding at September 30, 2001	2,026,988	45.97
Granted	1,018,425	50.33
Exercised	(144,203)	21.98
Canceled	(82,446)	50.40
Outstanding at September 30, 2002	2,818,764	48.64
Granted	918,500	50.38
Exercised	(426,488)	27.09
Canceled	(168,570)	59.28
Outstanding at September 30, 2003	3,142,206	$51.50

	Options Outstanding		
Range of Exercise Price	Number of Shares	Weighted Average Contractual Life (in Years)	Weighted Average Exercise Price
$20.00	387,344	1.5	$20.00
$37.42–$58.94	1,774,887	8.7	49.81
$62.00–$69.69	979,975	4.7	67.03
	3,142,206		$51.50

	Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted Average Exercise Price
$20.00	382,344	$20.00
$37.42–$58.94	211,813	48.19
$62.00–$69.69	493,550	67.08
	1,087,707	$46.85

We adopted the disclosure requirements of SFAS 123 upon establishing the Plan. As permitted by SFAS 123, we continue to apply the accounting provisions of Accounting Principles Board ("APB") Opinion Number 25, "Accounting for Stock Issued to Employees" with regard to the measurement of compensation cost for options granted under the Equity Incentive Plan and shares issued under our ESPP. Had expense been recognized using the fair value method described in SFAS 123, using the Black-Scholes option-pricing model we would have reported the following results of operations:

	Year Ended September 30,		
	2003	2002	2001
Pro forma net income	$21,202	$28,191	$32,580
Pro forma basic net income per share	$ 0.87	$ 1.17	$ 1.37
Pro forma diluted net income per share	$ 0.86	$ 1.15	$ 1.34

These costs may not be representative of the total effects on pro forma reported income for future years. Factors that may also impact disclosures in future years include the attribution of the awards to the service period, the vesting period of stock options, timing of additional grants of stock option awards and number of shares granted for future awards. The fair value of our stock-based awards to employees under SFAS 123 was estimated assuming no expected dividends and the following weighted average assumptions:

	Options			ESPP		
	2003	2002	2001	2003	2002	2001
Expected term (in years)	5	5	5	.5	.5	.5
Expected volatility	76%	85%	97%	45%	57%	94%
Risk-free rate of return	3.0%	2.8%	4.0%	1.0%	1.6%	2.4%

14. Stockholders' Equity

COMMON STOCK

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of Cabot Microelectronics' stockholders. Common stockholders are entitled to receive ratably the dividends, if any, as may be declared by the Board of Directors. Upon liquidation, dissolution or winding up of Cabot Microelectronics, the common stockholders will be entitled to share, pro ratably, in the distribution of assets available after satisfaction of all liabilities and liquidation preferences of preferred stockholders, if any. The number of authorized shares of common stock is 200,000,000 shares.

STOCKHOLDER RIGHTS PLAN

In March 2000, the Board of Directors of Cabot Microelectronics approved a stock rights agreement and declared a dividend distribution of one right to purchase one one-thousandth of a share of Series A Junior Participating

(In thousands, except share and per share amounts)

Preferred Stock for each outstanding share of common stock to stockholders of record on April 7, 2000. The rights become exercisable based upon certain limited conditions related to acquisitions of stock, tender offers and certain business combination transactions.

15. Income Taxes

Income before income taxes was as follows:

	Year Ended September 30, 2003	2002	2001
Domestic	$50,969	$51,772	$53,606
Foreign	5,098	8,951	9,882
Total	$56,067	$60,723	$63,488

Taxes on income consisted of the following:

	Year Ended September 30, 2003	2002	2001
U.S. federal and state:			
Current	$12,106	$13,946	$17,579
Deferred	3,810	2,460	410
Total	$15,916	$16,406	$17,989
Foreign:			
Current	$ 2,821	$ 4,198	$ 3,817
Deferred	(403)	(566)	(220)
Total	2,418	3,632	3,597
Total U.S. and foreign	$18,334	$20,038	$21,586

The provision for income taxes at our effective tax rate differed from the provision for income taxes at the statutory rate as follows:

	Year Ended September 30, 2003	2002	2001
Computed tax expense at the federal statutory rate	35.0%	35.0%	35.0%
U.S. benefits from research and development activities	(2.9)	(2.0)	(1.5)
State taxes, net of federal effect	1.1	1.2	1.5
U.S. benefits from foreign sales	(0.7)	(0.7)	(1.3)
Other, net	0.2	(0.5)	0.3
Provision for income taxes	32.7%	33.0%	34.0%

Significant components of deferred income taxes were as follows:

	September 30, 2003	2002
Deferred tax assets:		
Employee benefits	$1,565	$2,316
Inventory	1,026	588
Depreciation and amortization	374	718
Product warranty	337	381
Bad debt reserve	205	233
State and local taxes	112	180
Translation adjustment	—	901
Other, net	128	204
Total deferred tax assets	$3,747	$5,521
Deferred tax liabilities:		
Depreciation and amortization	$6,001	$3,804
Translation adjustment	323	—
State and local taxes	199	132
Other, net	201	116
Total deferred tax liabilities	$6,724	$4,052

16. Commitments and Contingencies

LEASE COMMITMENTS

We lease certain vehicles, warehouse facilities, office space, machinery and equipment under cancelable and noncancelable leases, most of which expire within ten years and may be renewed by us. Rent expense under such arrangements during fiscal 2003, 2002 and 2001 totaled $579, $482 and $1,400, respectively.

Future minimum rental commitments under noncancelable leases as of September 30, 2003 are as follows:

Fiscal Year	Operating	Capital
2004	$442	$ 2,439
2005	147	1,552
2006	97	1,369
2007	79	1,369
2008	63	1,365
Thereafter	115	3,696
	$943	11,790
Amount related to interest		(2,622)
Capital lease obligation		$ 9,168

PURCHASE OBLIGATIONS

We have entered into take-or-pay arrangements with suppliers, and purchase orders and other obligations in the normal course of business regarding the purchase of goods and services and other. In the fourth quarter of fiscal 2003, we recorded a $1,959 liability for a raw material supply agreement for a polishing pad technology that was previously under development, but is no longer being pursued. Our total obligation with respect to this agreement is $2,234, of which $1,100 has been recorded in current liabilities and $1,134 in other long-term liabilities.

We operate under an amended fumed metal oxide agreement with Cabot Corporation for the purchase of two key raw materials, fumed silica and fumed alumina. We are obligated to purchase at least 90% of our six-month volume forecast of fumed silica from Cabot Corporation and must pay for the shortfall if we purchase less than that amount. We currently anticipate meeting minimum forecasted purchase volume requirements. Also, under our fumed alumina supply agreement with Cabot Corporation we are obligated to pay certain fixed, capital and variable costs through December of 2006. This agreement has an initial five-year term, but we can choose to renew the agreement for another five-year term, which would expire in December 2011. If we do not renew the agreement, we will become subject to certain terms and conditions and the payment of certain costs. We are obligated to pay $23,504 of contractual commitments based upon our anticipated renewal of the agreement through December 2011.

We have an agreement with a toll manufacturer pursuant to which the manufacturer performs certain agreed-upon dispersion services. We have agreed to purchase minimum amounts of services per year and to invest approximately $150 per year in capital improvements or other expenditures to maintain capacity at the manufacturer's dispersion facility. The initial term of the agreement expires in October 2004, with automatic one-year renewals, and contains a 90-day cancellation clause executable by either party. We are obligated to pay $14,340 of contractual commitments related to this agreement and we would be obligated to make a termination payment if the agreement is not renewed.

We have a distribution agreement with an existing supplier of polishing pads to the semiconductor industry pursuant to which the supplier sells product to us for our resale to end users. The initial term of the contract runs through September 2007 and we are required to make certain agreed-upon purchases in order to maintain the agreement. We are obligated to pay $5,877 for product which we are required and intend to purchase by September 2004. We currently anticipate meeting minimum forecasted purchase requirements for periods subsequent to September 2004. We have the ability to cancel the agreement at any time with no cancellation fee.

In June 2003, we entered into a technology licensing and co-marketing agreement with a semiconductor equipment manufacturer under which we plan to develop, manufacture and sell polishing pads utilizing endpoint detection window technology licensed from the manufacturer for use on the manufacturer's equipment. Under this agreement, we are obligated to pay $6,587 for the purchase of capital equipment, approximately one year of certain marketing and technical support services, and equipment services. As of September 30, 2003, we have paid $4,628 of this balance. In addition, we are obligated to supply this manufacturer with free polishing pads, up to an agreed upon dollar amount, for particular uses over a seven-year period. We currently estimate our total cost associated with these products will be $2,213 over the remaining period. We are also obligated to supply the equipment manufacturer with polishing pads, up to an agreed upon dollar amount over the seven-year period, which the manufacturer will purchase from us at our cost. We will also pay a royalty to the equipment manufacturer and, in certain circumstances, to another party to whom we are a sub-licensee under our agreement, based upon net revenue earned with respect to commercial sales of polishing pads covered under the agreement. The agreement's term lasts as long as the patents on the technology subject to the license agreement remain valid and enforceable.

INDEMNIFICATION DISCLOSURE

In the normal course of business, we are a party to a variety of agreements pursuant to which we may be obligated to indemnify the other party with respect to certain matters. Generally, these obligations arise in the context of agreements entered into by us, under which we customarily agree to hold the other party harmless against losses arising from a breach of representations and covenants related to such matters as title to assets sold, certain intellectual property rights and, in certain circumstances, specified environmental matters. These terms are common in the industry in which we conduct business. In each of these circumstances, payment by us is subject to certain monetary and other limitations and is conditioned on the other party making an adverse claim pursuant to the procedures specified in the particular agreement, which typically allow us to challenge the other party's claims.

We evaluate estimated losses for such indemnifications under SFAS No. 5, "Accounting for Contingencies" as interpreted by FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). We consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, we have not encountered material costs as a result of such obligations and as of September 30, 2003, have not recorded any liabilities related to such indemnifications in our financial statements as we do not believe the likelihood of a material obligation is probable.

17. Litigation Settlement

We periodically become subject to legal proceedings in the ordinary course of business. We are not currently involved in any legal proceedings which we believe will have a material impact on our consolidated financial position, results of operations, or cash flows.

In February 2002, we settled all pending patent infringement litigation involving us and one of our major competitors, Rodel, Inc., for a one-time payment to Rodel of $1,000, which we recorded as expense in the second fiscal quarter, and we have no further financial obligation with respect to this matter. The litigation, entitled Rodel, Inc. v. Cabot Corporation (Civil Action No. 98-352) and Rodel, Inc. and Rodel Holdings, Inc. v. Cabot Corporation (Civil Action No. 99-256), had related to certain aspects of our slurry business and had been controlled by us, but had been between Rodel and our former parent, Cabot Corporation. Under the settlement, the suits were fully and permanently dismissed, and neither party admits liability. In addition, Cabot Microelectronics received from Rodel a fully paid-up, royalty free, worldwide license in all patents that were the subject of the two suits and their foreign equivalents.

18. Earnings Per Share

Statement of Financial Accounting Standards No. 128 "Earnings per Shares," requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share computations. Basic and diluted earnings per share were calculated as follows:

(In thousands, except for share and per share amounts)	*Year Ended September 30,* 2003	2002	2001
Numerator:			
Income available to common shares	$37,733	$40,685	$41,902
Denominator:			
Weighted average common shares (denominator for basic calculation)	24,400,533	24,160,361	23,823,790
Weighted average effect of dilutive securities: Stock-based compensation	264,071	404,713	502,812
Diluted weighted average common shares (denominator for diluted calculation)	24,664,604	24,565,074	24,326,602
Earnings per share:			
Basic	$ 1.55	$ 1.68	$ 1.76
Diluted	$ 1.53	$ 1.66	$ 1.72

19. Financial Information by Industry Segment and Geographic Area

We operate predominantly in one industry segment—the development, manufacture, and sale of CMP slurries.

Revenues are attributed to the United States and foreign regions based upon the customer location and not the geographic location from which our products were shipped. Financial information by geographic area was as follows:

	September 30, 2003	2002	2001
Revenue:			
United States	$ 79,845	$ 81,015	$ 87,049
Europe	24,592	29,734	30,583
Asia	147,228	124,416	109,560
Total	$251,665	$235,165	$227,192
Property, plant and equipment, net:			
United States	$102,771	$100,900	$ 64,171
Europe	2,248	2,032	1,943
Asia	28,676	29,332	31,312
Total	$133,695	$132,264	$ 97,426

SELECTED QUARTERLY OPERATING RESULTS

(Unaudited and in thousands, except per share amounts)	Sept. 30, 2003	June 30, 2003	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001
Revenue	$67,903	$64,288	$62,201	$57,273	$65,264	$68,377	$50,520	$51,004
Cost of goods sold	33,458	31,360	31,786	27,665	31,946	32,113	25,262	23,746
Gross profit	34,445	32,928	30,415	29,608	33,318	36,264	25,258	27,258
Operating expenses:								
Research and development	12,469	10,803	9,609	8,635	10,102	10,190	6,429	6,947
Selling and marketing	3,338	2,751	2,554	2,578	2,469	2,470	2,370	2,358
General and administrative	4,607	4,655	4,595	4,368	3,917	4,260	5,397	3,884
Litigation settlement	—	—	—	—	—	—	1,000	—
Amortization of intangibles	85	85	85	85	74	90	91	90
Total operating expenses	20,499	18,294	16,843	15,666	16,562	17,010	15,287	13,279
Operating income	13,946	14,634	13,572	13,942	16,756	19,254	9,971	13,979
Other income (expense), net	(111)	46	43	(5)	71	1,160	(151)	(317)
Income before income taxes	13,835	14,680	13,615	13,937	16,827	20,414	9,820	13,662
Provision for income taxes	4,186	4,918	4,561	4,669	5,377	7,147	2,869	4,645
Net income	$ 9,649	$ 9,762	$ 9,054	$ 9,268	$11,450	$13,267	$ 6,951	$ 9,017
Basic earnings per share	$ 0.39	$ 0.40	$ 0.37	$ 0.38	$ 0.47	$ 0.55	$ 0.29	$ 0.37
Weighted average basic shares outstanding	24,591	24,389	24,346	24,300	24,231	24,193	24,140	24,096
Diluted earnings per share	$ 0.39	$ 0.40	$ 0.37	$ 0.38	$ 0.47	$ 0.54	$ 0.28	$ 0.37
Weighted average diluted shares outstanding	25,049	24,639	24,593	24,579	24,501	24,521	24,583	24,532

The accompanying consolidated financial statements were prepared by Cabot Microelectronics in conformity with accounting principles generally accepted in the United States of America. Cabot Microelectronics' management is responsible for the integrity of these statements and of the data, estimates and judgments that underlie them.

Cabot Microelectronics maintains a system of internal accounting controls designed to provide reasonable assurance that its assets are safeguarded from loss or unauthorized use, that transactions are properly authorized and recorded, and that financial records are reliable and adequate for public reporting. The standard of reasonable assurance is based on management's judgment that the cost of such controls should not exceed their associated benefits. The system is monitored and evaluated on an ongoing basis by management in conjunction with its internal audit function, independent accountants, and the Audit Committee of the Board of Directors.

The Audit Committee of the Board of Directors provides general oversight responsibility for the financial statements. Composed entirely of Directors who are independent and not employees of Cabot Microelectronics, the Committee meets periodically with Cabot Microelectronics' management, internal auditors and the independent auditors to review the quality of the financial reporting and internal controls, as well as the results of the auditing efforts. The internal auditors and independent auditors have full and direct access to the Audit Committee, with and without management present.

William P. Noglows
Chief Executive Officer

William S. Johnson
Chief Financial Officer

Daniel S. Wobby
Principal Accounting Officer

MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has traded publicly on the NASDAQ National Market® under the symbol "CCMP" since our initial public offering in April 2000. The following table sets forth the range of quarterly high and low closing sales prices for our common stock on the NASDAQ National Market.

	High	Low
Fiscal 2002		
First Quarter	$81.16	$43.15
Second Quarter	86.54	53.25
Third Quarter	68.80	38.41
Fourth Quarter	49.81	34.75
Fiscal 2003		
First Quarter	61.02	33.25
Second Quarter	55.38	38.34
Third Quarter	52.60	41.55
Fourth Quarter	67.00	51.86
Fiscal 2004		
First Quarter	61.61	48.00

As of December 31, 2003, there were approximately 1,236 holders of record of our common stock. No dividends were declared or paid in either fiscal 2003 or fiscal 2002 and we currently do not anticipate paying cash dividends in the future.

SARBANES-OXLEY ACT SECTION 302 CERTIFICATIONS ON OUR ANNUAL REPORT ON FORM 10-K PREVIOUSLY FILED WITH THE SEC

In the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 filed with the Securities and Exchange Commission on December 10, 2003, the Company's Chief Executive Officer and Chief Financial Officer signed the Section 302 Certifications below. These certifications are presented for informational purposes only.

I, William P. Noglows, Chief Executive Officer of Cabot Microelectronics Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Cabot Microelectronics Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) (paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986)
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 10, 2003

William P. Noglows
Chief Executive Officer

I, William S. Johnson, Chief Financial Officer of Cabot Microelectronics Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Cabot Microelectronics Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) (paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986)

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 10, 2003

William S. Johnson
Chief Financial Officer

Board of Directors

William P. Noglows
Chairman
President and Chief Executive Officer,
Cabot Microelectronics Corporation

Juan Enriquez-Cabot
Director
Director, Life Science Project,
Harvard Business School

John Frazee, Jr.
Director
Former Chairman and
Chief Executive Officer,
Centel Corporation

H. Laurance Fuller
Director
Former Co-Chairman,
BP Amoco, p.l.c.

J. Joseph King
Director
Vice Chairman and
Chief Executive Officer,
Molex, Inc.

Ronald Skates
Director
Former President and
Chief Executive Officer,
Data General Corporation

Steven Wilkinson
Director
Former Partner,
Arthur Andersen LLP

Corporate Officers

William P. Noglows
Chairman, President and
Chief Executive Officer

H. Carol Bernstein
Vice President, Secretary and
General Counsel

William Johnson
Vice President and
Chief Financial Officer

Hiro Nishiya
Vice President of
Asia Pacific Business Region

Daniel Pike
Vice President of Operations

Stephen Smith
Vice President of
Marketing and Sales

Clifford Spiro
Vice President of
Research and Development

Daniel Wobby
Principal Accounting Officer

Corporate Headquarters

Cabot Microelectronics Corporation
870 N. Commons Drive
Aurora, IL 60504
(630) 375-6631

Investor Information

Investor inquiries are welcome, and individuals are invited to contact our offices by mail at the address above, by telephone at (630) 499-2600 or through our website at www.cabotcmp.com.

Stock Information

Cabot Microelectronics is traded on NASDAQ® under the symbol CCMP.

Stock Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3400
www.equiserve.com

Independent Auditors

PricewaterhouseCoopers LLP
Chicago, IL

Shareholder Meeting

The Annual Meeting of Shareholders will be held at 8 a.m. on March 9, 2004 at Cabot Microelectronics Corporation, 870 N. Commons Drive, Aurora, IL.

Form 10-K

A copy of the Cabot Microelectronics Annual Report on Form 10-K for the fiscal year ended September 30, 2003 filed with the Securities and Exchange Commission is available without charge at our website, www.cabotcmp.com.

Designed by Curran & Connors, Inc. / www.curran-connors.com



We are a world-class team of professionals that is capitalizing on our technical know-how, extensive global infrastructure and strong balance sheet, to deliver robust performance.

Cabot Microelectronics' Management

William P. Noglows

Clifford Spiro

Stephen Smith

Vice President of Asia Pacific Business Region

Cabot Microelectronics

870 N. Commons Drive
Aurora, IL 60504
Tel 630.375.6631
Toll Free 800.811.2756
Fax 630.499.2666
www.cabotcmp.com